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                                                               Exhibit 99(a)(10)

Dear Ariba Employees:

As you know, on Friday we announced our decision to extend the deadline for the Ariba Stock Option Exchange Program until March 30; since that time, I have received a number of inquiries regarding our reasoning for this decision.

The Stock Option Exchange Program is designed to benefit all of Ariba by allowing all employees (other than senior management) an opportunity to receive new options priced at fair market value at the time of grant.

Since the Stock Option Exchange Program was first announced last month (and for some time prior to that), stock market conditions have been very difficult and unpredictable, and have had a particularly adverse effect on the entire B2B sector. As a result of these conditions, a number of Ariba employees have requested additional time in order to evaluate the exchange offer and come to a more fully-informed decision. Because of these requests and in order to maximize the intended benefit to all employees, we have agreed to the announced extension. While we recognize that many of you are eager to move forward with the exchange program, we believe that the additional time allotted will allow for greater participation and therefore benefit Ariba as a whole.

Thank you,
Bob